SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013 (Report No.3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: November 13, 2013

Press Release

For Immediate Release

OTI Deploys NFC Payment Solutions to a Consortium of Banks in
Hong Kong, Taiwan and Macao

New Channel Partner, Tradelink, to Deliver OTI’s NFC 'WAVE’ Devices as Part of Major Deployment

Rosh Pina, Israel - November 13, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in cashless payment solutions based on contactless transactions and near-field communication (NFC) technology, has deployed its industry-leading NFC payment system for a consortium of regional banks in Hong Kong, Taiwan and Macao. The deployment was made through its new channel partner, Tradelink Electronic Commerce (536.HK), a Hong Kong-based pioneer in e-commerce.

The deployment includes OTI’s NFC newly introduced WAVE audio-jack add-on device for smartphones, tablets and PCs. The patented WAVE device enables banking customers whose mobile devices do not have built-in NFC technology to perform contactless payment transactions, effectively transforming their devices into digital wallets. It also gives banks control over the Secure Element, eliminating dependency on third party organizations like Mobile Network Operators.

Recently certified by MasterCard, the WAVE is the industry’s first audio jack plug-in NFC payment solution, and the first and only to receive certification from a major payment processor. The WAVE connects to the device’s operating system via the audio jack, allowing for PIN code authentication and Over–the-Air (OTA) capabilities such as reloading cash electronically, checking available balances, remote personalization and downloading new applications.

Users can add approved credit cards, payment cards and loyalty cards to their new digital wallets via OTI’s patented secure technology, allowing retailers to implement real-time value-added services like loyalty programs, location based advertisements and promotions.

As an additional option, the WAVE can also support Public Key Infrastructure (PKI) for e-banking and on-line authentication, as well as cross border use during international travel. The easy-to-use device opens the door to a whole new world of mobile device applications, increasing privacy and security while removing the burden of a wallet full of cards.

“This large initial shipment of our WAVE solution reflects the increasing global demand for NFC payment capabilities and marks a significant milestone for OTI,” said the company’s CEO, Ofer Tziperman. “Major channel partners like Tradelink help us rapidly gain access to new markets and regional banking networks. We expect this new large-scale deployment will serve as a model for adoption by potential customers looking to implement safe, secure and cost-effective NFC solutions.”

Michael Wu, Tradelink’s executive director and CEO, commented: “As the pioneer of e-commerce in Hong Kong’s banking and trading sector, we seek cutting edge technology to maintain the highest level of secure and reliable transaction services. After a thorough evaluation process, we found OTI’s NFC payment platform and WAVE device to be unparalleled. OTI is able to deliver a simple yet secure solution to the end user, while retailers and payment processors benefit from new marketing opportunities, such as location-based coupons and loyalty programs which increase revenue and drive measurable ROI.”

About Tradelink Electronic Commerce Limited
Established in 1988, Tradelink Electronic Commerce Limited is a leading provider of e-commerce services for both Hong Kong and international business communities. Over the years, by perfecting its infrastructure and developing services that meet users’ needs, Tradelink has earned the trust and support of the trading community; enabling it to stand firmly as dominant player in the e-commerce market. Since 1997, Tradelink has been providing Government Electronic Trading services (GETS) for the trading community, initially with a 7-year exclusive franchise (1997-2003), followed by two renewed licenses of a period of six years (2004-2009) and seven years (2010-2016) respectively. On 28 October 2005, Tradelink was listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 0536). For more information about Tradelink, please visit www.tradelink.com.hk.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Company Contact:
Shlomi Eytan
Chief Sales and Marketing Officer
+972-4-6868000
Shlomi@otiglobal.com

Investor Contact
Scott Liolios or Matt Glover
Liolios Group, Inc.
949-574-3860
otiv@liolios.com